UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42604

TMD ENERGY LIMITED

(Registrant’s Name)

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This current report on Form 6-K is being filed to disclose the home country rule exemption of TMD Energy Limited (the “Company”) that it intends to dispense with the requirement of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 and Section 110 of the NYSE American Company Guide for filing quarterly reports on Form 6-K (the “Securities Exchange Rules”).

Ogier, the counsel to the Company as to the laws of the Cayman Islands, has provided a letter of confirmation, as required by the NYSE American, confirming that the governance practices adopted by the Company, in lieu of the Securities Exchange Rules, are compliant with the provisions of the laws of the Cayman Islands and its amended and restated memorandum and articles of association.

A copy of the home country rule exemption letter from the Company’s legal counsel is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit No.	Description
99.1	Home Country Rule Exemption Letter dated May 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMD Energy Limited

	By:	/s/ Dato’ Sri Kam Choy Ho
	Name:	Dato’ Sri Kam Choy Ho
Date: May 14, 2025	Title:	Director and Chief Executive Officer